UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 15, 2011

WESTMOUNTAIN INDEX ADVISOR, INC.

(Exact Name of Small Business Issuer as specified in its charter)

Colorado	000- 53028	26-1315498
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2186 S. Holly St., Suite 104, Denver, CO 80222

(Address of principal executive offices including zip code)

(303) 800-0678

(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

WESTMOUNTAIN INDEX ADVISOR, INC.

______________________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

______________________________________

WESTMOUNTAIN INDEX ADVISOR, INC.  IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF E-BAND MEDIA, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

INTRODUCTION - OVERVIEW

This Information Statement is being mailed on or about April 15, 2011, to the holders of common stock of WestMountain Index Advisor, Inc., a Colorado corporation (the “Company”, “we”, “us” or “our” or “WMTN”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (also “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

On February 28, 2011, WMTN complete a series of transactions pursuant to which the Company acquired all of the issued and outstanding shares of Terra Mining Corporation (“TMC”) and its wholly owned subsidiary Terra Gold Corporation (“TGC”).

For a detailed description of the transactions please refer to the Form 8-K filed by the Company on March 4, 2011 (the “8-K”) with the Securities and Exchange Commission (the “SEC”), which can be found on the SEC’s “EDGAR” web site at http://www.sec.gov/edgar/searchedgar/companysearch.html .  Just enter “WestMountain Index” in the Company name box and click “Find Companies”.

As of February 28, 2011 and after completion of the transactions described in the 8-K, the Company shad 11,852,313 common shares issued and outstanding. As of February 28, 2011, the Company had 16,577,313 common shares and warrants issued and outstanding on a fully diluted basis.

Including all transactions, a total of 14,249,000 or 86% shares of WMTN common stock and warrants to acquire common stock were issued on a fully diluted basis to acquire TMC, add other mineral properties, increase working capital, strengthen its balance sheet and prepare to execute the development of the TMC properties.

As a result of these transactions a majority of the Company’s issued and outstanding shares of common stock (the only kind of stock now issued and outstanding) are held by Mr. Greg Schifrin and Mr. James Baughman.  This, together with the following changes in the Company’s officers and Directors constitutes a change in control of the Company

As a result of the closing of our acquisition of TMC on February 28, 2011, the following officer changes have occurred and the following board of director changes will occur:

Brian L. Klemsz resigned as our President, Treasurer and a Director. Mr. Klemsz’ resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Joni Troska resigned as Secretary.

Greg Schifrin was appointed President and Chief Executive Officer and a Director.

James Baughman was appointed Chief Operating Officer and a Director.

Mark Scott was appointed Chief Financial Officer and Secretary.

Prior to the closing of these transactions, Mr. Klemsz served as the sole director.  He has appointed Mr. Schifrin as a Director and effective ten days after this notice has been mailed out, Mr. Baughman will become an additional Director and Mr. Klemsz resignation from the Board will be effective so the Board of Directors will then consist of Mr. Schifrin and Mr. Baughman. We have determined that Mr. Schifrin and Baughman are not independent directors within the meaning of the applicable rules of the SEC and NASDAQ.

The Company expects to recruit and appoint up to three additional Directors with the intent that these additional Directors will qualify as “independent” Directors as defined under applicable SEC and NASDAQ rules.

The Board of Directors then expects to establish audit, compensation and nominations committees consisting of independent directors.

Business Experience of New Management:

Gregory L. Schifrin. Age 52.  Mr. Schifrin has worked as a geologist and manager for 28 years in mining and mineral exploration industry where he has been involved in precious, base metals, and uranium exploration and development. Mr. Schifrin has provided technical services and project management for major and junior mining companies.

From December 2007 to the present Mr. Schifrin was the President and Director of Silver Verde May Mining Corporation. During his tenure Mr. Schifrin managed corporate finance, accounting, legal and regulatory requirements, exploration, geologic evaluation, project generation and land acquisition. Mr. Schifrin also served as President and a Director in February and March 2010 of American Mining Corporation.

From 1985 to the Present, Mr. Schifrin was the co founder and President of Minex Exploration, a mining industry known exploration consulting and service company, where Mr. Schifrin managed a staff of 15 to 20 personnel, clients and contracts, accounting, legal and regulatory requirements, as well as managing exploration projects, grassroots through drilling and development phase, throughout North America for major and junior mining companies.

From October 1992 to the Present, Mr. Schifrin co-founded Selkirk Environmental, Inc., an environmental consulting and service company where he managed environmental regulatory compliance, risk analysis, pollution cleanup and environmental assessment for public and private clients.

From November of 2006 to December 2007, Mr. Schifrin was the, President and CEO of Golden Eagle Mining Corporation, where he managed corporate affairs, geological exploration, property acquisition and accounting.

In August of 1983, Mr. Schifrin received a Bachelor of Science degree in Geology from the University of Idaho, Moscow. He is a registered professional geologist in the State of Washington. Mr. Schifrin resides in Sandpoint, Idaho.

James G. Baughman. Age 54.  Mr. Baughman has worked as a geologist for more than 25 years in mining operations and mineral exploration projects for precious, base metals, and uranium. Mr. Baughman has provided technical services and project management for a number of major and junior mining companies.

From July of 2004 to May of 2006, Mr. Baughman was the co-founder, President and Chief Executive Officer of High Plains Uranium Corp, where he managed the company’s corporate finance, accounting, legal and regulatory requirements. He also managed a successful initial public offering on the TSX.

From May of 2006 to October of 2006, Mr. Baughman was the Chief Executive Officer of Kenai Resources, formerly known as Triumph Gold Corp., where he managed the company's properties in Venezuela and Oregon. He also managed the consulting engineers and geologists, and prepared engineering reports.

From October of 2006 to the September 2010, Mr. Baughman led an acquisition of mineral rights on uranium properties, hired professional staff, developed company presentation and conducted road shows to investors and potential investors for US Uranium Corp., a company he co-founded. Mr. Baughman also served as Chief Operating Officer and a Director in March 2010 of American Mining Corporation.

James Baughman is a Director of Big Bear Mining Corp. Mr. Baughman is currently assisting several private mining development companies and is on the Advisory Board of a Canadian exploration company. In July of 1983, Mr. Baughman received a Bachelor of Science degree in Geology from the University of Wyoming, Laramie. He is a registered professional geologist in the State of Wyoming. Mr. Baughman resides in Aurora, Colorado.

Mark Scott. Age 57.  Mr. Scott has served as Chief Financial Officer and Secretary since February 18, 2011. He has significant financial, capital market and relations experience in public microcap companies. Mr. Scott continues to serve as Chief Financial Officer of IA Global, Inc., a position he has held since October 2003 and Visualant, Inc., a position he has held since May 2010. Previously, he held executive financial positions with Digital Lightwave; Network Access Solutions; and Teltronics, Inc.

He has also held senior financial positions at Protel, Inc., Crystals International, Inc., Ranks Hovis McDougall, LLP and Brittania Sportswear, and worked at Arthur Andersen. As a member of the National Association of Corporate Directors, Mr. Scott is a certified corporate director. Mr. Scott is also a certified public accountant.

VOTING SECURITIES

The Company has authorized common shares with a par value of $0.001 per share of Two Hundred Million shares, of which 11,852,313 are currently issued and outstanding with warrants outstanding to purchase an additional 4,725,000 shares, resulting in a total of 16,577,313 on a fully diluted basis.

As of February 28, 2011, Greg Schifrin, our CEO, and Mr. James Baughman either directly or indirectly, own or controls over 51% of the issued and outstanding shares of the Company and on a fully diluted basis approximately 39.4% of our common stock.  As shown in the following table, they and one or two other shareholders control over two-thirds of the Company’s issued or issuable common stock on an issued and outstanding basis or on a fully diluted basis.

The following table sets forth certain information as of February 28, 2011 with respect to the beneficial ownership of WMTN common stock (the only stock currently issued and outstanding) by (i) each person who, to our knowledge, beneficially owns more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group:

	Post Close
	Transaction Ownership		Fully Diluted Ownership
	Amount	%	Amount	%
Greater Than 5% Ownership

Gregory L. Schifrin	3,618,750	30.5%	3,918,750	23.6%
C/O Terra Mining Corporation
2186 S. Holly St., Suite 104
Denver, CO 80222

WestMountain Purple LLC	2,012,500	17.0%	2,937,500	17.7%
123 North College Avenue, suite 200
Fort Collins, CO 80524

James G. Baughman	2,412,500	20.4%	2,612,500	15.8%
C/O Terra Mining Corporation
2186 S. Holly St., Suite 104
Denver, CO 80222

BOCO Investments LLC	1,000,000	8.4%	2,000,000	12.1%
262 East Mountain Avenue
Fort Collins, CO 80524

Capital Peak Partners LLC	—	*	1,800,000	10.9%
602 Cedar St, Suite 205
Wallace, ID 83873

	Post Close
	Transaction Ownership		Fully Diluted Ownership
	Amount	%	Amount	%
Directors and Officers-
Gregory L. Schifrin	3,618,750	30.5%	3,918,750	23.6%
James G. Baughman	2,412,500	20.4%	2,612,500	15.8%
Mark Scott	24,000	*	24,000	*
Total Directors and Officers as a Group (3 total)	6,055,250	51.1%	6,555,250	39.5%

Other than the transactions and agreements disclosed in this report (and in greater detail in the Form 8-K filed on March 4, 2011), we know of no arrangements which may result in a change of control.

Code of Conduct and Ethics

We have adopted conduct and ethics standards titled the Code of Conduct and Ethics (the “Code of Conduct”), which are available at www.terraminingcorp.com. These standards were adopted by the board to promote transparency and integrity by us. The standards apply to the board, executives and employees. Waivers of the requirements of the Code of Conduct or associated polices with respect to members of the board or executive officers are subject to approval of the full board.

The company’s Code of Conduct includes the following:

•	promotes honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•

promotes the full, fair, accurate, timely and understandable disclosure of the Company’s financial results in accordance with applicable disclosure standards, including, where appropriate, standards of materiality;

•	promotes compliance with applicable SEC and governmental laws, rules and regulations;

•	deters wrongdoing; and

•	requires prompt internal reporting of breaches of, and accountability for adherence to, the Code of Conduct.

On an annual basis, each director and executive officer will be obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with the company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Pursuant to the Code of Conduct, the Audit Committee and the Board are charged with resolving any conflict of interest involving management, the Board and employees on an ongoing basis.

Family Relationships

There are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons has been involved in any of the following events during the past ten years:

1.    A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.    Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.    Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.    Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.    Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.    Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.    Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.    Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Although no compensation has been paid in the past, with the acquisition of TMC and the additional workload that management of its activities will involve, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer will be paid going forward as described under “Employment Agreements” below.

Our officers and directors will not receive any finder’s fee, either directly or indirectly, as a result of his efforts to implement our business plan outlined herein.

Employment Agreements

On October 1, 2010, TMC signed an Employment Agreement with Gregory Schifrin (“Schifrin Agreement”). Under the terms of the Schifrin Agreement, Mr. Schifrin was appointed Chief Executive Officer for an indefinite period at a salary of $120,000 per year. Mr. Schifrin is eligible for annual bonuses and incentive plans as determined by the Company’s Compensation Committee. Mr. Schifrin received a $10,000 bonus for entering into the Schifrin Agreement and is eligible for employee benefit programs, including 4 weeks vacation per year, medical benefits and $500 per day spent on the Company’s project sites. Mr. Schifrin may resign with 60 days notice. If Mr. Schifrin is terminated without cause, including a change in control (after six months), he is to receive in a lump sum, two times his annual salary, two times his targeted annual bonus, two times his last year’s bonus and any accrued vacation.

On October 1, 2010, TMC signed an Employment Agreement with James Baughman (“Baughman Agreement”). Under the terms of the Baughman Agreement, Mr. Baughman was appointed Chief Operating Officer for an indefinite period at a salary of $120,000 per year. Mr. Baughman is eligible for annual bonuses and incentive plans as determined by the Company’s Compensation Committee. Mr. Baughman received a $10,000 bonus for entering into the Baughman Agreement and is eligible for employee benefit programs, including 4 weeks vacation per year, medical benefits and $500 per day spent on the Company’s project sites. Mr. Baughman may resign with 60 days notice. If Mr. Baughman is terminated without cause, including a change in control (after six months), he is to receive in a lump sum, two times his annual salary, two times his targeted annual bonus, two times his last year’s bonus and any accrued vacation.

On February 18, 2011, WMTN entered into a Consulting Agreement with Mark Scott (“Scott Agreement”). Under the terms of the Scott Agreement, Mr. Scott agreed to consult on the TMC reorganization and complete the filing of certain SEC filings during the period ending April 8, 2011.  Mr. Scott will receive $4,000 per month in cash and receive 24,000 shares of WMTN restricted common stock. The terms of his appointment as CFO are to be finalized at the conclusion of the Scott Agreement.

Grants of Plan Based Awards

There have been no awards made to any of our executive officers and WMTN currently does not have any stock option or other stock compensation plans.

Compensation of Directors

WMTN has not paid our directors compensation for serving on our board of directors.  Our board of directors may in the future decide to award the members of the board of directors cash or stock based consideration for their services to WMTN, which awards, if granted shall be in the sole determination of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

To the best of our knowledge, except as set forth below, the incoming directors are not currently directors, do not hold any position with us and have not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, the designees have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, have not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

As part of the transactions described above, WMTN (with Mr. Klemsz as the sole Director) issued Mr. Schifrin and Mr. Baughman, the incoming officers and Directors of WMTN, a total of 6,031,250 shares of WMTN common stock plus warrants to acquire an additional 500,000 shares at an exercise price of $0.001 per share for their interests in TMC and additional mining assets.

.Bohemian Companies, LLC (“Bohemian”) and BOCO are two companies under common control.  Mr. Klemsz, our former President and a director, has been the Chief Investment Officer of Bohemian and BOCO since March 2007.  Since there is common control between the two companies and a relationship with our former President, WMTN is considering all transactions with Bohemian and BOCO as related party transactions.

On February 1, 2008, WMTN entered into a Service Agreement with Bohemian to provide WMTN with certain defined services. These services include financial, bookkeeping, accounting, legal and tax matters, as well as cash management, custody of assets, preparation of financial documents, including tax returns and checks, and coordination of professional service providers as may be necessary to carry out the matters covered by the Service Agreement. WMTN agreed to compensate Bohemian by for the allocable portion of the direct and indirect costs of each employee of Bohemian employee that performs services on our behalf. WMTN received invoices on a monthly basis from Bohemian. This Service Agreement was for the term of one year, ending December 31, 2009 but was extended to December 31, 2010. Total expenses incurred with Bohemian Companies were $12,000 and $22,000 for the years ending December 31, 2009 and 2008.  As of December 31, 2010, the Company did not have a balance due to Bohemian.

On May 17, 2010, TMC entered into a Share Exchange and Assignment Agreement with AMC, a company that our Chief Executive Officer served as President and a Director in February and March 2010 and our Chief Operating Officer served as Chief Operating Officer and a Director in March 2010.

On February 18, 2011, BOCO agreed to convert $500,000 of Demand Promissory Notes due from TMC into 1,000,000 of the outstanding and issued common stock of WMTN immediately following the acquisition.  The shares were valued at $.50 per share. In addition, BOCO agreed to waive interest of $7,685.

On August 5, 2010, TMC issued a Note to BOCO totaling $100,000.   The Note included interest of 15% per annum and was payable on November 3, 2011. The Note was secured by the assets of TMC. If the notes should become in default, they include additional interest of 29% per annum, compounded annually, above the rate that would otherwise be in effect.

On December 22, 2010, TMC issued a Note to BOCO in the amount of $400,000.  The note bears no interest except in the event of default.  The default interest rate is 29 % per annum, compounded annually.  The Promissory Note is collateralized by the assets of TMC and shares of a Company affiliated with an Officer of the Company. The Promissory Note is due on March 22, 2011.

On January 12, 2011, the Company entered into a Forbearance Agreements BOCO. Under the terms of the Forbearance Agreement, the Company and BOCO agreed to not exercise their rights under the Notes until the earlier of February 2, 2011, the date of an event of default occurs under the Notes or the date the Company fails to comply with the terms and conditions of the Forbearance Agreement.

In addition, BOCO agreed to cancel warrants to acquire 300,000 and 800,000 shares of common stock issued on August 5, 2010 and December 22, 2010, respectively. The warrants were exercisable at $.001 per share.

Accounts payable for TMC as of October 31, 2010 includes related party payables of $61,728 to Minex Exploration, a party affiliated with a WMTN executive.

LEGAL PROCEEDINGS

There are no legal proceedings pending against the Company at this time that are expected to have a material adverse effect on its cash flows, financial condition or results of operations.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on Company’ review of the Section 16(a) related forms furnished to the Company pursuant to Rule 16a-3(c) during its most recent fiscal year and any Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required, to the best of the Company’s knowledge, Mr. Klemsz. Ms. Troska and WestMountain Purple LLC, failed to file reports on a timely basis as required by Section 16(a) of the Exchange Act during the most recent fiscal year.  The individuals have now made the required filings and are or soon will be no longer officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 15, 2011.

WEST MOUNTAIN INDEX ADVISOR, INC.,

By:	/s/ Gregory Schifrin
Director and Principal Executive Officer